                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                ----------------


                                   FORM 6-K/A

                                 AMENDMENT NO. 1

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                December 10, 2001


                                 ---------------


                                IFCO SYSTEMS N.V.
                 (Translation of registrant's name into English)


                          Rivierstaete, Amsteldijk 166
                       1079 LH Amsterdam, The Netherlands
                    (Address of principal executive offices)


                                 --------------


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F   X   Form 40-F
                                    -------          ------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes     No  X
                                       ----   -----


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):__________________ N/A.

Quarterly Report

     This amendment amends the registrant's Third Quarterly Report 2001 for the three months and nine months ended September 30, 2001, as filed by the registrant on Form 6-K on December 3, 2001 and attached as Appendix A thereto (the "Third Quarterly Report 2001"). The registrant is filing this amendment to make the following changes to correct mistakes arising in the conversion to EDGAR format:

 .    On the Condensed Consolidated Statements of Operations on page 4 of the
     Third Quarterly Report 2001:

     . Extraordinary Loss on Early Extinguishment of Debt for the three months ended September 30, 2001, was incorrectly stated as (5,600). The table has been corrected to reflect -.

     . Cumulative Effect of Change in Accounting Principle for the three months ended September 30, 2001 was incorrectly stated as 770. The table has been corrected to reflect -.

     . Extraordinary Loss on Early Extinguishment of Debt for the nine months ended September 30, 2000, was incorrectly stated as -. The table has been corrected to reflect (5,600).

     . Cumulative Effect of Change in Accounting Principle for the nine months ended September 30, 2000, was incorrectly stated as -. The table has been corrected to reflect 770.

The Condensed Consolidated Statements of Operations included in the Third Quarterly Report 2001 is hereby amended and restated in its entirety in the form attached to this report as Appendix A.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     IFCO SYSTEMS N.V.
                                     (Registrant)


Date: December 10, 2001              By:/s/ Michael W. Nimtsch
                                        ---------------------------------------
                                        Michael W. Nimtsch
                                        Senior Executive Vice President and
                                        Chief Financial Officer

                                                                      APPENDIX A

                       IFCO SYSTEMS N.V. AND SUBSIDIARIES

                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                 (In Thousands, Except Share and Per Share Data)
                                   (Unaudited)



                                                                   Three Months Ended              Nine Months Ended
                                                             ----------------------------   ------------------------------
                                                             September 30,  September 30,   September 30,    September 30,
                                                                 2000           2001            2000             2001
                                                             -------------  -------------   -------------    -------------
REVENUES ..................................................    $ 72,840        $ 94,295         $184,069         $292,101
COST OF SALES .............................................      58,583          83,904          146,136          246,259
                                                               --------        --------         --------         --------
   Gross profit ...........................................      14,257          10,391           37,933           45,842
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES ..............      17,843          13,899           34,776           46,099
AMORTIZATION OF GOODWILL AND OTHER INTANGIBLE ASSETS ......       1,373           1,728            3,257            5,177
OTHER OPERATING (EXPENSE) INCOME, NET .....................        (260)            491              (90)           1,432
                                                               --------        --------         --------         --------
          Loss from operations ............................      (5,219)         (4,745)            (190)          (4,002)
INTEREST EXPENSE, NET .....................................      (5,217)         (6,822)         (12,608)         (19,221)
FACTORING CHARGES .........................................        (755)           (720)          (2,471)          (2,182)
FOREIGN CURRENCY GAINS (LOSSES) ...........................         166         (20,228)            (351)           9,760
OTHER (EXPENSE) INCOME, NET ...............................        (394)            209           (1,255)             919
                                                               --------        --------         --------         --------
LOSS BEFORE INCOME TAXES ..................................     (11,419)        (32,306)         (16,875)         (14,726)
INCOME TAX (PROVISION) BENEFIT ............................         581            (282)           2,612             (398)
INCOME FROM EQUITY ENTITIES ...............................           -              49                -              111
                                                               --------        --------         --------         --------
Loss from continuing operations before extraordinary
  loss and cumulative effect of change in accounting
  principle ...............................................     (10,838)        (32,539)         (14,263)         (15,013)
DISCONTINUED OPERATIONS:
Income (loss) from discontinued operations ................         931             145            3,165             (919)
Estimated loss on disposal of discontinued operations,
  including provision of $0.7 million for operating
  losses anticipated until expected disposal ..............           -         (66,371)               -          (68,380)
EXTRAORDINARY LOSS ON EARLY EXTINGUISHMENT OF DEBT ........           -               -           (5,600)               -
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE .......           -               -              770                -
                                                               --------        --------         --------         --------
Net loss ..................................................    $ (9,907)       $(98,765)        $(15,928)        $(84,312)
                                                               ========        ========         ========         ========
Loss per share from continuing operations before
  extraordinary loss and cumulative effect of change in
  accounting principle--basic and diluted .................    $   (.25)       $   (.74)        $   (.38)        $   (.34)
Income (loss) from discontinued operations ................         .02               -              .08             (.02)
Loss per share on disposal of discontinued operations .....           -           (1.51)               -            (1.56)
Extraordinary loss on early extinguishment of debt ........           -               -             (.15)               -
Cumulative effect of change in accounting principle .......           -               -              .02                -
                                                               --------        --------         --------         --------
NET LOSS PER SHARE-- basic and diluted ....................    $   (.23)       $  (2.25)        $   (.43)        $  (1.92)
                                                               ========        ========         ========         ========
Weighted average shares used in computing net income
  (loss) per share - basic and diluted ....................  43,252,803      43,934,650       37,169,482       43,932,913



              The accompanying notes are an integral part of these
                       consolidated financial statements.